Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement 333-273926

NATIONAL FUEL GAS COMPANY

Final Term Sheet

February 4, 2025

Issuer:	National Fuel Gas Company

Ratings*:	Baa3/BBB-/BBB (Moody’s/S&P/Fitch)

Trade Date:	February 4, 2025

Settlement Date**:	February 19, 2025 (T+10)

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2025

Security:	5.50% Notes due 2030 (the “2030 Notes”)	5.95% Notes due 2035 (the “2035 Notes”)

Size:	$500,000,000	$500,000,000

Maturity:	March 15, 2030	March 15, 2035

Benchmark Treasury:	4.250% due January 31, 2030	4.250% due November 15, 2034

Benchmark Treasury Yield:	4.324%	4.523%

Spread to Benchmark Treasury:	+118 basis points	+147 basis points

Yield to Maturity:	5.504%	5.993%

Price to Public:	99.976%	99.671%

Coupon (Interest Rate):	5.50% per annum	5.95% per annum

Interest Rate Adjustment:	The interest rate payable on the 2030 Notes will be subject to adjustment based on certain rating events as described under the caption “Description of the Notes – Interest Rate Adjustment” in the Preliminary Prospectus Supplement dated February 4, 2025.	The interest rate payable on the 2035 Notes will be subject to adjustment based on certain rating events as described under the caption “Description of the Notes – Interest Rate Adjustment” in the Preliminary Prospectus Supplement dated February 4, 2025.

Make-Whole Optional Redemption:	Prior to February 15, 2030 (one month prior to the maturity date of the 2030 Notes), the Issuer may redeem the 2030 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted	Prior to December 15, 2034 (three months prior to the maturity date of the 2035 Notes), the Issuer may redeem the 2035 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2030 Notes matured on February 15, 2030) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2030 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after February 15, 2030, the Issuer may redeem the 2030 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2030 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

to the redemption date (assuming the 2035 Notes matured on December 15, 2034) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2035 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after December 15, 2034, the Issuer may redeem the 2035 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2035 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP/ISIN:	636180 BT7 / US636180BT74	636180 BU4 / US636180BU48

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC TD Securities (USA) LLC Wells Fargo Securities, LLC

Senior Co-Managers:	U.S. Bancorp Investments, Inc. CIBC World Markets Corp. HSBC Securities (USA) Inc. KeyBanc Capital Markets Inc.

Co-Managers:	Comerica Securities, Inc. M&T Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made, against payment for the notes, on or about February 19, 2025, which will be the tenth business day following the pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date of this term sheet or the following eight business days will be required, because the notes initially will settle within ten business days (T+10), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade on the date of this term sheet or the following eight business days should consult their own legal advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BofA Securities, Inc., J.P. Morgan Securities LLC or PNC Capital Markets LLC can arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, J.P. Morgan Securities LLC collect at (212) 834-4533 or PNC Capital Markets LLC toll-free at (855) 881-0697.